

September 24, 2014

VIA E-MAIL
Mr. Bryan K. Davis
Chief Financial Officer
Brookfield Canada Office Properties
Brookfield Place
181 Bay Street, Suite 330
Toronto, Ontario, Canada M5J 2T3

> **Re:** **Brookfield Canada Office Properties**
> **Form 40-F for the fiscal year ended December 31, 2013**
> **Filed on March 31, 2014**
> **File No. 001-35391**

Dear Mr. Bryan K. Davis:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 40-F for the fiscal year ended December 31, 2013

Exhibit 99.2

Management's Discussion and Analysis of Financial Results

Part I – Objectives and Financial Highlights, page 4

Financial Highlights, page 5

1. We note your disclosure in footnote (2) that prior period AFFO amounts were calculated based on historical spend levels as well as projected spend levels over the next ten years. In your response letter dated August 23, 2013, you indicated that actual amounts incurred for second – generation leasing commissions and tenant improvements and sustaining

capital expenditures that are recorded within the financial statements, and not projections, would be used to calculate AFFO in future filings. Please clarify why projections are still being used in the company's AFFO presentation.

Part II – Financial Statement Analysis, page 8

Non – IFRS Measures, page 18

2. We note your disclosure of total equity per unit in this section of the filing. In your response letter dated June 21, 2013, you indicated that this measure was calculated in accordance with IFRS and should not be labeled as a non-IFRS measure. Please clarify.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or the undersigned at (202) 551-3468 if you have questions.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant